UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 2, 2006

Hartman Commercial Properties REIT

(Exact Name of Registrant as Specified in Its Charter)

Maryland	**000-50256**	**76-0594970**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1450 West Sam Houston Parkway North, Suite 100
Houston, Texas 77043

(Address of principal executive offices)

(Zip Code)

(713) 467-2222

(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing in intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition.

On February 2, 2006, Hartman Commercial Properties REIT (the "Company") issued a news release providing the final results for its financial performance for the quarter ended September 30, 2005. A copy of this news release is attached as Exhibit 99.1. Pursuant to General Instruction B.2, Item 2.02 and Item 9.01(c) of Form 8-K, the information set forth in this Item 2.02 and the news release attached as Exhibit 99.1 hereto are "furnished" and not "filed" for purposes of Section 18 of the Securities Exchange Act of 1934.

Item 9.01   Financial Statements and Exhibits.

(d) Exhibits.

99.1   News Release dated February 2, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HARTMAN COMMERCIAL PROPERTIES REIT

Dated: February 2, 2006

By: /s/ Terry L. Henderson
          Name: Terry L. Henderson
          Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.   **Description**
99.1   News Release dated February 2, 2006